Exhibit 2.1

Stock Purchase Agreement

     This STOCK PURCHASE AGREEMENT is entered into this 20th day of February, 2004, by and among IXIA, a California corporation doing business at 26601 West Agoura Road, Calabasas, CA 91302 (“Ixia” or “Buyer”), on the one hand, and G3 NOVA TECHNOLOGY, a California corporation located at 5743 Corsa Avenue, Suite 122, Westlake Village, California 91362 (“G3 Nova”), MIHAI MOLDOVAN, an individual resident of California (“Mihai”) DANA MOLDOVAN, an individual resident of California (“Dana”), and OVIDIU RANCU, an individual resident of South Carolina (“Ovidiu”), on the other hand (Mihai, Dana and Ovidiu may be referred to collectively as “Sellers” or individually as a “Seller”).

     A. Sellers own collectively all of the issued and outstanding shares of the capital stock of G3 Nova.

     B. G3 Nova has a wholly-owned subsidiary, G3 Nova Romania SRL, a Romanian corporation located at Str. Dr. Iacob Felix, Nr. 28, Sect. 1 1011031 Bucharest, Romania (“Sub”).

     C. Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, all of the issued and outstanding shares of the capital stock G3 Nova;

     NOW THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Definitions

     For purposes of this Agreement, the following terms shall have the meanings set forth:

     1.1. “Closing”. The term “Closing” shall mean the closing of the sale and purchase transaction referred to in Section 2 below by virtue of the obligations set forth in Sections 3.2.3, 3.2.4, 3.2.6, 3.2.7, 3.2.10, 3.3.3, 3.3.4 and 3.3.5 below being fully performed to the mutual satisfaction of Buyer and all Sellers.

     1.2. “G3 Nova Product”. The term “G3 Nova Product” shall mean any completed product, device or tool of G3 Nova in existence as of the Closing, whether or not commercially released.

     1.3. “G3 Shares”. The term “G3 Shares” shall mean shares of the capital stock of G3 Nova.

     1.4. “Intellectual Property”. The term “Intellectual Property” shall mean patents, copyrights, mask rights, trademarks, trade names, service marks, registrations of and applications for registration of any of the foregoing, inventions, trade secrets, technology, processes, designs, drawings, notes, specifications, plans, techniques, models, samples, prototypes, data, documentation, schematics, diagrams, formulae, computer programs, designs and structures of computer programs, programming techniques, source codes, object code and all other intellectual property or property subject to proprietary rights.

     1.5. “Ixia Shares”. The term “Ixia Shares” shall mean shares of the common stock of Buyer.

     1.6. “Romanian Authority”. The term “Romanian Authority” shall mean any legal, governmental or quasi-governmental authority in the nation of Romania, whether national or local.

     1.7. “Romanian Staff”. The term “Romanian Staff” shall mean the employees of Sub, and any independent contractors engaged by Sub who regularly work within Sub’s facility in Bucharest and who are substantially equivalent to employees.

     1.8. “Term Sheet”. The term “Term Sheet” shall mean that certain Term Sheet executed by Buyer and Sellers on or about January 6, 2004.

     1.9. Other Terms. The following other terms are defined in the Sections cited:

“Base Release Rate” - Section 7.1.
“Buyer Indemnitees” - Section 16.2.
“Cash Consideration” - Section 4.1.
“Cisco” - Section 3.2.13.
“Closing Staff Level” - Section 5.5.1.
“Consideration Shares” - Section 4.4.
“Demand Registration” - Section 7.7.
“Earnout” - Section 4.1.
“Earnout Component” - Section 5.3.1.
“Earnout Payment” - Section 4.3 below.
“Earnout Period” - Section 6.1.
“Earnout Products” - Section 5.1.
“Earnout Revenues” - Section 5.2.
“Employment Agreements” - Section 3.2.6.
“High Sales Rate” - Section 7.1.
“Holdback Amount” - Section 4.2.1.
“Individual’s G3 Shares” - Section 2.1.
“Material Claim” - Section 16.1.
“Nominal Earnout Price” - Section 5.3.2.
“Noncompetition Agreements” - Section 3.2.7.
“Owned Rights” - Section 10.14.
“Pre-Closing G3 Products” - Section 5.1.
“Purchase Consideration” - Section 4.1.
“Rate Step” - Section 7.1.
“Representatives” - Section 5.7.
“Scheduled Rights” - Section 10.14.
“SEC” - Section 7.7.2.
“Securities Act” - Section 7.7.
“Seller Indemnitees” - Section 16.3.
“Stock Consideration” - Section 4.1.
“Sub” - Recital “B”.

2. Purchase and Sale

     2.1. Sale and Purchase of Shares. On the basis of the representations and warranties set forth in this Agreement, and on the terms and subject to the conditions of this Agreement, at the Closing (as defined in Section 1.1) each Seller agrees to sell to Buyer, and Buyer agrees to purchase from each Seller, all of such Seller’s G3 Shares (the “Individual’s G3 Shares”), which as of the Closing shall in the aggregate constitute one hundred percent (100%) of the issued and outstanding shares, for which Buyer will pay the consideration set forth in Section 4 below. At the Closing, each Seller shall sell, convey, transfer and deliver to Buyer all of his or her right, title and interest in and to his or her Individual’s G3 Shares free and clear of all claims, liens, charges or encumbrances of any nature whatsoever. At the Closing, each Seller shall deliver to Buyer one or more certificates, duly endorsed for transfer to Buyer and with all transfer taxes paid, free and clear of all liens and encumbrances, representing such Seller’s Individual G3 Shares.

     2.2. All Shareholders Must Sell. Buyer shall not be obligated to purchase any Individual’s G3 Shares from any Seller unless Buyer is able to purchase all Individual’s G3 Shares from all Sellers.

     2.3. Confidentiality; Public Announcement. Sellers agree keep confidential, and not to disclose to any party who is not an employee of Buyer, G3 Nova or Sub (other than any legal or other advisors of Sellers with a reasonable need to know), the existence or terms of this Agreement or the fact of the Closing until such time as Buyer makes a public announcement of the transactions hereunder. Buyer shall control, in its sole discretion, the timing and contents of any such public announcement. The foregoing shall not be interpreted or construed as reducing or relieving any obligation of any Seller pursuant to any nondisclosure agreement between such Seller and Buyer entered into in connection with such Seller’s employment with Buyer.

3. Closing

     3.1. Closing. The Closing shall take place the offices of Buyer at the soonest mutually-agreed time after all conditions to Closing have been satisfied or waived in writing (other than conditions which are explicitly stated to take place at the Closing), but in no event later than February 18, 2004 or such later date to which Sellers and Buyer may have agreed in writing. The Closing shall be deemed completed when all of the obligations set forth in Sections 3.2.3, 3.2.4, 3.2.6, 3.2.7, 3.2.10, 3.3.3, 3.3.4 and 3.3.5 below have been fully performed to the mutual satisfaction of Buyer and all Sellers.

     3.2. Conditions to Obligations of Buyer. Buyer’s obligation to purchase the G3 Shares from Sellers is subject to satisfaction, prior to or at the Closing, of all of the following conditions, each of which is for the benefit of Buyer and may be waived by Buyer in its sole discretion, provided that if the Closing is completed, then as of such completion all of the following conditions shall be deemed to have been satisfied or waived:

          3.2.1. Representations and Warranties True at Closing. All of the representations and warranties of Sellers set forth in Sections 10 and 11, and as to each Seller individually and not jointly, Section 12, of this Agreement shall be true and correct in all material respects at or as of the Closing Date as though made at the time of the Closing.

          3.2.2. Corporate Action. G3 Nova shall have taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement by G3 Nova, and the consummation of the transactions contemplated hereby, and shall have delivered to Buyer evidence thereof satisfactory to Buyer.

          3.2.3. Delivery of G3 Shares. Upon confirmation that the Cash Consideration (as defined in Section 4.1 below) has been paid in the manner set forth in Section 4.2 below, each of Sellers shall have delivered, or caused to be delivered, to Buyer at the Closing certificates representing the G3 Shares, duly endorsed for transfer or accompanied by stock powers executed in blank and/or other instruments of transfer, assignment and conveyance in form and substance satisfactory to Buyer and its counsel, evidencing the sale of the G3 Shares to Buyer.

          3.2.4. Delivery of Officer and Director Resignations. Upon confirmation that the Cash Consideration (as defined in Section 4.1 below) has been paid in the manner set forth in Section 4.2 below, each of Sellers shall have delivered, or caused to be delivered, to Buyer at the Closing the written resignation of each officer and each director of each of G3 Nova and Sub, in form and substance satisfactory to Buyer and its counsel.

          3.2.5. Due Diligence. Buyer shall have completed and be satisfied with, in Buyer’s sole discretion, its due diligence examination of all aspects of G3 Nova’s financial condition, business and assets.

          3.2.6. Employment Agreements. Each Seller shall have executed and entered into an employment agreement with Buyer effective as of the Closing, substantially in the form of the employment agreements attached hereto as Schedule 3.2.6(a), Schedule 3.2.6(b), and Schedule 3.2.6(c), respectively (the “Employment Agreements”).

          3.2.7. Noncompetition Agreements. Each Seller shall executed and have entered into a noncompetition agreement with Buyer effective as of the Closing, substantially in the form of the noncompetition agreement attached hereto as Schedule 3.2.7 (the “Noncompetition Agreements”).

          3.2.8. Termination of Equity Rights. All equity securities, stock options and ownership rights to G3 Nova (including all rights of all existing shareholders, option holders and all other parties), shall be terminated, or otherwise disposed of in such manner that all outstanding G3 Shares are owned by the Sellers.

          3.2.9. Determination Regarding Romanian Law. Buyer shall be satisfied, in its sole discretion, that there appears to be no aspect of this Agreement or the transactions contemplated by this Agreement which may conflict with, or which may not be effective or enforceable under, any law in effect in Romania or applicable to the operations of G3 Nova or Sub in Romania.

          3.2.10. Execution of Agreement and Other Documents. This Agreement and all other agreements and documents required to be executed at the Closing, including, but not limited to, the Employment Agreements, shall have been duly executed.

          3.2.11. Consents and Approvals. Sellers shall have obtained all consents and approvals of all governmental entities (including, but not limited to, all Romanian Authorities) and all third parties which are reasonably necessary to effect the transactions contemplated hereby, including consents of all third parties to all contracts, leases and agreements to be assigned to or assumed by Buyer, and Sellers shall have delivered, or caused to be delivered, to Buyer the originals of all such consents and approvals.

          3.2.12. Passing To Buyer of Third Party Technology and Rights. Buyer shall be satisfied, in good faith but otherwise in its sole discretion, that all technology of any third party used in, or used in the development or exploitation of, any product, device, tool, technology, Intellectual Property or other assets required for or relating thereto are assignable or otherwise transferable to Buyer, and will pass to Buyer, at the Closing with no terms, conditions, restrictions or limitations as to Buyer that vary adversely from those applicable to G3 Nova.

          3.2.13. Proprietary Cisco Matter. Without limiting the generality of Section 3.2.12 above, Buyer shall be satisfied, in its sole discretion, that all proprietary matter of Cisco Systems, Inc. (“Cisco”) comprising or pertaining to so-called “skinny protocol” technology which was provided to G3 Nova by Cisco pursuant to one or more agreements will be transferred to Buyer at the Closing, or will otherwise be available to Buyer (whether through G3 Nova or from Cisco directly).

          3.2.14. Panasonic Transaction. Without limiting the generality of Section 3.2.12 above, Buyer shall be satisfied, in its sole discretion, that Buyer will have all necessary rights, and all necessary cooperation with Panasonic, to complete the transaction(s) set forth in Section 9 below and derive the reasonably expected benefits therefrom.

     3.3. Conditions To Obligations of Sellers. Sellers’ obligation to sell the G3 Shares to Buyer is subject to satisfaction, prior to or at the Closing, of all of the following conditions, each of which is for the benefit of Sellers and may be waived by Sellers in their sole discretion, provided that if the Closing is completed, then as of such completion all of the following conditions shall be deemed to have been satisfied or waived:

          3.3.1. Representations and Warranties True at Closing. All of the representations and warranties of Buyer set forth in Section 13 of this Agreement shall be true and correct in all material respects at or as of the Closing Date as though made at the time of the Closing.

          3.3.2. Corporate Action. Buyer shall have taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby, and shall have delivered to Sellers evidence thereof satisfactory to Sellers.

          3.3.3. Payment of Cash Consideration. Buyer shall have paid, at the Closing, the Cash Consideration (as defined in Section 4.1 below) other than the Holdback Amount (as defined in Section 4.2.1 below) in the manner set forth in Section 4.2 below. 3.3.4. Employment Agreements. Buyer shall have executed and entered into the Employment Agreements with each Seller effective as of the Closing.

          3.3.5. Noncompetition Agreements. Buyer shall executed and have entered into the Noncompetition Agreements with each Seller effective as of the Closing.

          3.3.6. Execution of Agreement and Other Documents. This Agreement and all other agreements and documents required to be executed at the Closing, including, but not limited to, the Employment Agreements, shall have been duly executed.

4. Consideration

     4.1. Purchase Consideration; Allocation Among Sellers. As payment in full for all of the Individual’s G3 Shares, Buyer shall pay Sellers a certain amount in cash at the Closing (the “Cash Consideration”), a contingent earn-out payment if earned (the “Earnout”), and a certain number of Ixia Shares (the “Stock Consideration”). The Cash Consideration, the Earnout and the Stock Consideration (collectively the “Purchase Consideration”) will be paid, and the Holdback Amount (as defined in Section 4.2.1 below) shall be allocated, to the individual Sellers in proportion to their stock interests in G3 Nova as set forth in Section 10.6 below.

     4.2. Cash At Closing. The Cash Consideration shall be Five Million, Five Hundred Thousand Dollars ($5,500,000), and, except as set forth in Section 4.2.1 below, shall be paid to Sellers in immediately available funds by wire transfer to U.S. bank accounts designated by each individual Seller and allocated among the Sellers as set forth in Section 4.1 above.

          4.2.1. Holdback. At the Closing, Buyer shall have the right to hold back ten percent (10%) of the Cash Consideration (the “Holdback Amount”), allocated among the Sellers as set forth in Section 4.1 above, for application as set forth in Section 4.5 below.

     4.3. Contingent Earnout. Sellers shall be entitled to payment of an additional amount of cash, not to exceed Two Million, Five Hundred Thousand Dollars ($2,500,000), based on Buyer’s revenues with respect to certain products within the period commencing upon July 1, 2004 and ending on June 30, 2005, as set forth more fully in Section 5 below (the “Earnout Payment “), but subject to application as set forth in Section 4.5 below.

     4.4. Stock Consideration . Buyer shall pay Sellers Stock Consideration consisting of the number of Ixia Shares that in the aggregate have a value of Three Million, Five Hundred Thousand Dollars ($3,500,000). The exact number of Ixia Shares shall be determined by dividing Three Million, Five Hundred Thousand Dollars ($3,500,000) by the lowest closing price of Ixia Shares reported by NASDAQ during the period beginning ten (10) days prior to the Closing and ending ten (10) days after the Closing. Such Ixia Shares (the “Consideration Shares”) shall be allocated among the Sellers as set forth in Section 4.1 above. Any fractional shares resulting from such calculation or from such allocation shall be rounded up to the nearest whole share. All of such shares shall be issued within ten (10) days after the last day of the period for measurement of the lowest closing price. Not later than forty-five (45) days after the Closing, Buyer shall place the full Stock Consideration either into an escrow account or in the safekeeping of Buyer’s transfer agent (or similar third party). Each Seller’s Consideration Shares shall be released over a period of time, as set forth in Section 7 below, but in any event not later than the fifth (5th) anniversary of the Closing. Notwithstanding the foregoing, each Seller shall be the beneficial owner of his or her Consideration Shares from the time of issuance forward. As Consideration Shares are released, such shares will be delivered to Sellers.

     4.5. Use of Holdback and Earnout Payment To Pay or Offset.

          4.5.1. Right To Apply. Without limiting any of its other remedies, Buyer shall have the right to apply the Holdback Amount and/or the Earnout Payment to the payment of any liabilities or obligations of G3 Nova: (i) which were not shown on G3 Nova’s general ledger or otherwise disclosed, including, but not limited to, trade account disputes, back taxes and penalties, but excluding any product returns that do not constitute a breach of any of Sellers’ representations and warranties set forth in Sections 10 or 11 below; or (ii) with respect to any other matter which is subject to Sellers’ indemnification obligations under Section 16.2 below, whether arising before or after the Closing, and irrespective of when any of the foregoing matters under “(i)” or "(ii)” are asserted or finally determined. The foregoing right of Buyer is subject to Section 4.5.2 below.

          4.5.2. Notice To Sellers; Disputes. In the event that Buyer determines that there is a liability or obligation of G3 Nova as described above and Buyer intends to apply the Holdback Amount and/or the Earnout Payment to the payment of such liability or obligation, Buyer shall promptly give written notice to each Seller (with a copy to Sellers’ counsel) setting forth in reasonable detail: (a) the amount of the asserted liability or obligation; (b) Buyer’s basis for asserting it to be a liability or obligation of G3 Nova; and (c) Buyer’s basis for asserting that it is a valid liability or obligation that must be paid. Sellers may dispute the correctness of Buyer’s intended application, provided that at least two (2) Sellers assert such dispute, by giving written notice to Buyer no later than fifteen (15) days after Buyer’s notice was given, provided that failure to give such notice shall not constitute an acceptance of Buyer’s assertion or a waiver of, or a condition precedent to, the right to pursue any other remedy, whether or not the parties conduct any negotiation under this Section 4.5.2 or mediation under Section 5.7 below. Sellers’ notice shall set forth Sellers’ basis for such dispute in reasonable detail. Within fifteen (15) days after Sellers’ notice is given, the parties shall commence negotiation of a resolution of such dispute. Each party agrees that it will negotiate in good faith. Either party may request that the dispute be submitted to the mediation procedures set forth in Section 5.7 below, but the other party shall not be obligated to accept mediation. Furthermore, either party may pursue any remedies available under this Agreement, at law or in equity, whether or not mediation is commenced or completed.

          4.5.3. Payment To Sellers of Unused Portion. The unused portion of the Holdback Amount or Earnout Payment, as applicable, if any, will be payable to the Sellers one hundred eighty (180) days after the Closing in the case of the Holdback Amount, and immediately on the respective date for payment provided in this Agreement, in the case of the Earnout Payment, provided that if any claim by a third party that is within the coverage of the Holdback Amount and/or the Earnout Payment is asserted against Buyer before the end of such one hundred eighty-day period in the case of the Holdback Amount, or the respective date for payment in the case of the Earnout Payment, but not resolved before the end of such period, Buyer shall be entitled to continue to hold an amount that Buyer believes, reasonably and in good faith, is sufficient to pay the amount that would become due if such claim succeeds. The unused portion of any such further-withheld amount, if any, shall be payable to Sellers after the resolution of any such claim or the abandonment of such claim by the party asserting it.

5. Further Provisions Applicable Both To Earnout and To Stock Consideration

     5.1. “Earnout Products”. The term “Earnout Products” shall mean any of the following products or services offered by Buyer after the Closing, whether as standalone products or as integrated into or incorporated into other products:

(i)	Any products or components of products which were being offered by G3 Nova at the time of the Closing (the “Pre-Closing G3 Products”), including, but not limited to, versions of such products which have been modified so as to run on Ixia hardware

(ii)	Any G3 Nova products which were not commercially released as of the Closing and that are based in whole or in predominant part on G3 Nova technology as it exists as of the Closing

(iii)	Any telephony (PSTN, IP and Wireless, etc) products developed after the Closing by the

Romanian Staff at Buyer’s direction even if they will not contain G3 Nova computer code or G3 Nova Intellectual Property at the time of the transaction

(iv)	Any products, excluding any products of Buyer which existed as of the Closing, that include the material functionality of the products on the G3 NOVA roadmap attached as Schedule 5.1(iv)

(v)	Any maintenance or support services provided by Buyer with respect to any of the foregoing.

Except as stated above “Earnout Products” shall not include any Buyer hardware products that do not include any G3 code or code similar thereto.

     5.2. “Earnout Revenues”. The term “Earnout Revenues” shall mean all revenues recognized by Buyer or an entity controlling, controlled by or under common control with Buyer, less credits, chargebacks and comparable adjustments to revenue, in connection with the sale, licensing and other exploitation of the Earnout Products. For purposes of the foregoing, Buyer will determine when revenues are received through application of generally accepted accounting principles in a manner consistent with its policies and practices for recognizing when revenues are received for its other products.

     5.3. Determination of Earnout Revenues.

          5.3.1. “Earnout Component”. The term “Earnout Component” shall mean any Earnout Product or a portion of an Earnout Product.

          5.3.2. “Nominal Earnout Price”. The term “Nominal Earnout Price” shall mean the price assigned to an Earnout Component, and used to calculate Earnout Revenues as follows:

               (i) In the case of a Pre-Closing G3 Product, the Nominal Earnout Price shall be G3 Nova’s average selling price for such Pre-Closing G3 Product during the period commencing on April, 2003, and ending on the Closing. The average selling price (Cisco and non-Cisco) for Pre-Closing Earnout Components is set forth on Schedule 5.3.2(i)(a) (Cisco) and Schedule 5.3.2(i)(b) (non-Cisco).

               (ii) In the case of an Earnout Component that is not a Pre-Closing G3 Product, but which Buyer sells as a discreet product, product component or option with a Buyer part number and discreet list price in accordance with Buyer’s regular practices, the Nominal Earnout Price shall be Buyer’s list price minus the average discount that the buyer normally gives to such a customer. Buyer’s average discount is estimated as of Closing to be thirty percent (30%) (fifty percent (50%) in the case of sales to Cisco and Alcatel).

               (iii) In the case of an Earnout Component that is neither a Pre-Closing G3 Product nor a discreet product or product component with an assigned part number and price, the Nominal Earnout Price shall be an amount set by Buyer based on the most comparable product(s) on Buyer’s price list, as determined by Buyer in its reasonable discretion but in consultation with one or more of Sellers.

          5.3.3. Independently Operable Earnout Components. For those Earnout Components that can operate independently of any Buyer products or components which are not Earnout Components, the Earnout Revenues shall be the greater of: (i) the actual separately stated price charged by Buyer; or (ii) the Nominal Earnout Price.

          5.3.4. Conjointly Operating Earnout Components. For those Earnout Components that can only operate in conjunction with a Buyer product or product component which is not an Earnout Component, the Earnout Revenues shall be the greater of: (i) the actual separately stated price charged by Buyer; or (ii) the Nominal Earnout

Price.

          5.3.5. Non-Discreet Earnout Components. In the case of any Earnout Components described in subsection 5.3.2(iii) above, the Earnout Revenues shall be the Nominal Earnout price.

     5.4. Deductions From, And Other Adjustments To, Earnout Revenues. For purposes of the foregoing, the following shall not be included in, or if previously included may be deducted from, Earnout Revenues: (i) separately stated shipping, handling, insurance or like charges; (ii) any sales tax or ad valorum tax; or (iii) any amounts refunded or credited for defective or DOA units or units otherwise returned by a customer. Any deduction for any of the foregoing need not be taken during the accounting period in which it arose, and may be taken during any subsequent accounting period, including, but not limited to, an accounting period after the end of the Earnout Period.

     5.5. Romanian Staff Levels.

          5.5.1. Maintenance of Romanian Staff Levels. For the period commencing upon the Closing and ending on the second anniversary of the Closing, Buyer shall keep the Romanian staff dedicated to Earnout Products at the same level as at the Closing (the “Closing Staff Level”). As reasonably promptly as possible after any termination of staff because of resignation, termination for cause or otherwise, Buyer shall diligently undertake to hire replacement personnel at comparable levels of experience. However, Buyer and Sellers each acknowledge that due to unplanned attrition or terminations for cause, the Romanian staff dedicated to Earnout Products may fall below the Closing Staff Level from time to time, and that any such temporary shortfalls will not be construed as a breach of this covenant.

          5.5.2. Re-Assignment of Romanian Staff By Buyer. For the period commencing upon the Closing and ending on the second anniversary of the Closing, Buyer shall not re-assign more than one engineer per quarter, and one senior project manager identified on the list of key Romanian personnel attached as Schedule 5.5.2 per calendar year, to Buyer-related projects that do not count towards the Earnout. If Buyer wishes to make any re-assignment pursuant to this Section 5.5.2, Sellers will have the right to direct Buyer to hire comparable level engineers as replacements, in which case Buyer shall not effect the reassignment until a suitable replacement has been hired and undergone a period of on-the-job training, which period shall be sixty (60) days, in the case of a person identified on Schedule 5.5.2, or thirty (30) days in any other case. Notwithstanding the foregoing, Buyer shall not be obligated to hire such replacements if Earnout Revenues have declined below an annualized rate of Two Million, Five Hundred Thousand Dollars ($2,500,000) for the first year after the Closing or Three Million, Five Hundred Thousand Dollars ($3,500,000) for the second year after the Closing. After the expiration of the foregoing two-year period, Buyer will have sole and complete discretion to make any changes in work assignments for any or all of the Romanian staff.

     5.6. Limited Seller Remedy; Buyer Right To Accelerate. Notwithstanding anything to the contrary contained in this Section 5 or elsewhere in this Agreement if there is any provision that pertains to the Earnout where Buyer’s failure to comply with the provision could interfere, or has interfered, with all or any portion of the Earnout being earned, Buyer shall have the right to deem the entire Earnout to be earned, and make any Earnout payments due, and cause any unreleased Stock Consideration to be released, as a result thereof, and thereby avoid the provision. In any event, Sellers’ rights and remedies, and Buyer’s obligations, with respect to the Earnout are limited to the achievement of the full benefits of the Earnout.

     5.7. Optional Mediation of Disputes Arising Under Purchase Consideration Provisions. The parties agree that in the event of any dispute arising under Sections 4.2.1, 4.3, 4.4, 4.5, this Section 5, Section 6 or Section 7 which cannot be amicably resolved within a reasonable period of time, then upon the agreement of the parties to commence the mediation procedures under this Section 5.7, the Chief Executive Officer of Buyer and a single Representative of Sellers (jointly, the “Representatives “) shall meet for a period of not less than one (1) hour at the headquarters of Buyer and shall use best efforts, in good faith, to resolve such dispute. If the Representatives are unable to resolve such dispute, the Representatives shall set a date for a non-binding mediation, which date shall be not sooner that fifteen (15) days nor later than thirty (30) days after the meeting of the Representatives unless the Representatives agree otherwise. The mediation shall be conducted by a professional mediator at the headquarters of Buyer, and the cost of the mediation procedure shall be shared equally by the parties. The conclusion(s) of the mediator are advisory only and neither such conclusion(s), nor anything else said during the mediation by any person present, shall be admissible in any legal proceedings between the parties, and shall be subject to the settlement privilege provisions of applicable rules or laws of evidence in addition to the foregoing prohibition under this Agreement. Unless the Representatives agree otherwise, neither party shall be entitled to have an attorney present during the mediation hearing. In the event that the dispute is not resolved by the foregoing procedure, each party shall be free to pursue any remedy it has under this Agreement, at law or in equity.

6. Further Provisions Applicable To Earnout Only

     6.1. Payment Re Earnout Products. For a period of one (1) year, commencing on July 1, 2004, and ending on June 30, 2005 (the “Earnout Period”), Buyer shall pay Sellers fifty percent (50%) of the Earnout Revenues, up to a cumulative maximum of Two Million, Five Hundred Thousand Dollars ($2,500,000). Buyer shall account to Sellers for Earnout Revenues in calendar quarterly periods. Within forty-five (45) days after the last day of each quarter, Buyer will furnish to Sellers a report specifying the Earnout Revenues for such quarter and the payments earned with respect thereto (an “Earnout Report”). Each such report shall be accompanied by payment of all sums shown to be due thereby, except for any sums Buyer is entitled to withhold pursuant to Sections 4.5 and 5.4 above and 16.2 below.

     6.2. Overpayment. In the event that the application of any such deduction results in an overpayment to any Seller, such Seller shall be severally obligated to repay to Buyer the amount of such overpayment to such Seller. Without limiting such Seller’s obligation to make such repayment, Buyer may deduct the amount of any overpayment from any other amounts due to that Seller (but not any amounts due to any other Seller).

     6.3. Panasonic Transaction Not Part of Earnout. The transaction with Panasonic referred to in Section 9 below shall not, in any circumstances whatsoever, be part of, or contribute to the Earnout. No results of the services performed with respect thereto, and no deliverables thereunder, will be considered Earnout Products, and no revenues received with respect thereto will be included in Earnout Revenues. However, sales of Earnout Products to Panasonic or an affiliate of Panasonic shall not be excluded.

     6.4. Full Payment of Earnout Amount If Buyer Is Acquired. In the event that Buyer is acquired by any other entity through the acquisition of all outstanding shares of Buyer’s common stock or all of Buyer’s assets, or by merger or otherwise, at any time during the Earnout Period, then Buyer shall pay to Sellers the difference between the aggregate amounts paid to Sellers under Section 6.1 above and Two Million, Five Hundred Thousand Dollars ($2,500,000). Such payment shall be made immediately upon the closing or other effectiveness of the acquisition transaction. For purposes of the foregoing calculation, the amount of any Earnout Payment which has been applied, or which is being held for the purpose of being applied, by Buyer under Section 4.5 shall be counted as being paid, but only if Buyer establishes a reliable means of paying Sellers any amount which is disputed, in the event that some or all of the disputed amount is determined to be due to Sellers.

7. Further Provisions Applicable To Stock Consideration Only

     7.1. Manner of Release. The Stock Consideration will be released by a fraction of a Consideration Share for each dollar of Earnout Revenue, at either of two rates, a base rate applicable to Earnout Revenues up to and including a specified level for the particular period (the “Base Release Rate”), and a higher rate applicable to Earnout Revenues that exceed the specified level for the particular period (the “High Sales Rate “). The specified levels for respective periods (each, a “Rate Step”) are set forth following. The Base Release Rate shall be determined by dividing the total number of Consideration Shares by Seventeen Million Dollars ($17,000,000). The High Sales Rate shall be determined by multiplying the Base Release Rate by one and one-half (1-1/2). When the

Earnout Revenues are multiplied by the applicable rate, the product of such multiplication is the number of Consideration Shares that will be released. Earnout Revenues up to and including the applicable Rate Step will be multiplied by the Base Release Rate. Earnout Revenues, if any, exceeding the applicable Rate Step will be multiplied by the High Sales Rate. Fractional Consideration Shares will be rounded up to the next full Consideration Share for release purposes only, and such rounding shall not increase the number of Consideration Shares constituting the Stock Consideration. Released Consideration Shares will be distributed to Sellers within thirty (30) days after the end of the release period as to which they were released.

     7.2. First Release Period. The first release period shall commence on the Closing and shall end on December 31, 2004. For purposes of the High Sales Rate only, the Earnout Revenues for such period shall be annualized, and the Rate Step for such period shall be Four Million Dollars ($4,000,000).

     7.3. Subsequent Release Periods. Commencing on January 1, 2005, Stock Consideration will be released on a quarterly basis, but the Rate Step is an annual amount and is not subject to proration for each quarter. Accordingly, the High Sales Rate will not apply unless and until the cumulative Earnout Revenues for a calendar year exceed the Rate Step. The Rate Step for calendar 2005, calendar 2006, calendar 2007 and calendar 2008 shall be Six Million Dollars ($6,000,000). In any event, any Stock Consideration which has not been released as of the fifth (5th) anniversary of the Closing shall be released at that time.

     7.4. Acceleration If Buyer Is Acquired. In the event that Buyer is acquired by any other entity through the acquisition of all outstanding shares of Buyer’s common stock or all of Buyer’s assets, or by merger or otherwise, all then-unreleased Consideration Shares shall be released immediately upon the Closing or other effectiveness of the acquisition transaction.

     7.5. Confirmation of Investment Representations. Each Seller agrees, if requested by Buyer, to confirm to Buyer in writing that the representations and warranties of such Seller as set forth in Section 12 of this Agreement are true and accurate in all respects as of the date of issuance of the Consideration Shares.

     7.6. Shares Legend. Each stock certificate evidencing all or any portion of the Consideration Shares shall bear the following or a similar legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THESE SHARES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IXIA THAT SUCH REGISTRATION IS NOT REQUIRED.”

     7.7. Registration of Consideration Shares If Section 144 Exemption Not Available To Sellers. In the event that Sellers desire to sell any Consideration Shares that have been released to them (including, but not limited to, pursuant to Section 7.4 above), but at such time all such released Consideration Shares are not eligible to be sold pursuant to Rule 144 under the Securities Act of 1933 (the “Securities Act”) other than where both: (i) there has been no acquisition of Buyer as set forth in Section 7.4 above and (ii) the one (1) year holding period of Rule 144 has not expired, then in accordance with the procedures and limitations set forth below, Sellers shall have the right to request one registration of up to all of the Consideration Shares, subject to Section 7.7.3 (the “Demand Registration”).

          7.7.1. Request; Notice. The Demand Registration shall be initiated by a written request from the Seller(s) holding at least fifty percent (50%) of the released Consideration Shares giving to Buyer a written request for the registration by Buyer under the Securities Act on Form S-3 (or successor form), of the resale of all or any part of the Consideration Shares held by such Sellers. Unless such request is made by all Sellers, Buyer shall give written notice of such request to each Seller who is not included in such request, within ten (10) business days after the receipt by Buyer of any such written request, and each such Seller shall have twenty (20) days after Buyer’s notice is given in which to request, in writing, that all or a portion of such Seller’s Consideration Shares be included in the Demand Registration. Buyer shall have no obligation to register any Consideration Shares which are not included in any request timely made in accordance with the foregoing.

          7.7.2. Registration. Buyer will be obligated to include in such Demand Registration all Consideration Shares requested to be included pursuant to Section 7.7.1 above. As expeditiously as is feasible after the first to occur of: (i) Buyer’s receipt of one or more written requests from all Sellers, or (ii) the expiration of the twenty (20) day notice period for any Seller not included in the initiating request to request inclusion, Buyer, at its sole expense (except for selling commissions, underwriting discounts or commissions and the fees of counsel for the Seller(s), each of which shall be borne by the Seller(s)), shall file a registration statement on Form S-3 with the Securities and Exchange Commission (the “SEC”) applicable to the resale of all Consideration Shares requested to be included pursuant to Section 7.7.1 above and not ineligible pursuant to Section 7.7.1 or Section 7.7.3. Buyer shall use reasonable efforts to cause such registration statement to be declared effective at the earliest feasible time, but Sellers understand and acknowledge that the time of filing and effectiveness of such registration statement may be delayed by action or inaction of the SEC or by the SEC’s requirements, on one or more occasions, that Buyer’s registration statement be amended. Buyer shall have the right to postpone the filing of, or suspend the effectiveness of, the registration statement, or to request that Sellers not make sales thereunder (for periods of time not to exceed 90 days in each instance), if Buyer’s Board of Directors determines in good faith that a condition exists which reasonably warrants such postponement or suspension of filing, effectiveness or sales. In connection with the Demand Registration, the Sellers agree to furnish to Buyer such information as may be needed in connection therewith, and to discontinue their disposition of Consideration Shares pursuant to the registration statement if the Buyer advises them that the prospectus relating thereto is not current.

          7.7.3. Limitations on Registrations. Buyer will not be obligated to effect more than one (1) Demand Registration (or any other registration of any Consideration Shares) pursuant to this Agreement. Any registration statement filed under this Section 7.7 will not count as the Demand Registration unless such registration actually becomes effective, and remains effective for at least 180 days after being declared effective. In addition, the registration rights provided herein will on the third (3rd) anniversary of the Closing and will not apply to any Consideration Shares that can be sold without registration pursuant to Rule 144(k) under the Securities Act. Without limiting the generality of the foregoing, following the first to occur of such three-year anniversary date or eligibility of all of the Consideration Shares for resale by a non-affiliate under Rule 144(k), Buyer shall not be required to maintain the effectiveness of any registration statement then in effect as a result of Sellers’ exercise of registration rights under this Section 7.7.

          7.7.4. Current Public Information. Until such time as the holding period requirement (which is two years as of the date of this Agreement) for sales under Rule 144(k) under the Securities Act has been met with respect to all of the Consideration Shares, Ixia agrees to comply with the then-current public information requirements of Rule 144(c) under the Securities Act (or any successor provision).

8. Review of Records Pertaining To Earnout Revenues

     Commencing on January 1, 2005, any one or more of Sellers, and/or a certified public accountant engaged by any one or more of Sellers at Sellers’ sole expense, shall have the right to review, on an informal basis, (i) appropriate and relevant accounting records of Buyer pertinent to the determination of Earnout Revenues and payments thereon, and release of Stock Consideration based thereon, and (ii) Buyer’s sales forecasts, bookings, shipments and quotations for the Earnout Products that are in Buyer’s Customer Resource Management database at the time of the review. There may not be more than two (2) such reviews in any calendar year, and Sellers shall be solely responsible for allocating the reviews amongst themselves. Such right to review shall end at such time as all the Stock Consideration has been released. Any such review shall be permitted on Buyer’s premises during business hours within three (3) business days after Buyer’s receipt of Sellers’ written request, and shall be conducted in a manner that is not unreasonably disruptive. The information contained in an Earnout Report shall be conclusively deemed correct and binding upon Sellers, resulting in the loss of all further rights to examine or dispute such Earnout Report, unless specifically challenged by written notice from Sellers within two (2) years from the date such Earnout Report was delivered by Buyer. Each Seller acknowledges and agrees that all information made available to Sellers in the course of, or in connection with, any such review, and the results of such review, and any working papers, are confidential information of Buyer and shall not be disclosed by any Seller to any other party, except that Sellers may make disclosure, on a confidential basis, to Sellers’ attorneys or accountants. Any such review shall be deemed to be on behalf of all Sellers, irrespective of any arrangements or agreements, or lack thereof, between or among Sellers, and this Section 8 shall be subject to Section 15 below.

9. Existing Transaction With Panasonic

     G3 Nova has entered into one or more agreements with Panasonic Communications Co., a Japanese corporation formerly known as Kyushu Matsushita Electric Co., Ltd. Buyer agrees to assume such agreement(s) as of the Closing.

10. Representations and Warranties of Sellers

     As used herein the term “Sellers’ Knowledge” shall mean the actual knowledge, after due inquiry, of any or all of the Sellers. IN ANY INSTANCE WHERE THE TERM “SELLERS’ KNOWLEDGE” IS USED, IT SHALL ONLY REFER TO THE SPECIFIC INSTANCE OF USE, AND SHALL ONLY REFER TO SELLERS’ REPRESENTATIONS WITH RESPECT TO SUCH INSTANCE, AND NOT TO SELLERS’ WARRANTIES, WHICH SHALL NOT BE SUBJECT TO ANY LIMITATION BASED ON “SELLERS’ KNOWLEDGE”. Except as otherwise expressly set forth on Schedule 10 or as otherwise set forth in a schedule referenced in this Section 10, Sellers jointly and severally represent and warrant to Buyer as set forth in Sections 10.1 through 10.24:

     10.1. Incorporation and Good Standing. G3 Nova is a corporation duly organized, validly existing and in good standing under the laws of the State of California and is duly registered or otherwise authorized to transact business in each jurisdiction in which such registration or other authorization is required by reason of the activities in which G3 Nova is engaged and failure to obtain such registration or authorization would materially and adversely affect the business of G3 Nova. G3 Nova has all requisite power and authority to own, lease and operate its assets, properties and business, to carry on its business as now being conducted, to execute and deliver this Agreement, and to perform its obligations hereunder and effect the transactions contemplated hereby.

     10.2. Right to Transfer. Each Seller now has, and will have at Closing, good and valid legal title to such Seller’s Individual’s G3 Shares and full beneficial ownership thereof and full legal right and power to transfer and deliver to Buyer such Individual’s G3 Shares in the manner provided in this Agreement, and upon the purchase of such Interest pursuant to the terms of this Agreement, Buyer will receive good and valid legal title thereto and full beneficial ownership thereof, free and clear of all liens, restrictions, encumbrances and rights of others of any kind other than those created by Buyer.

     10.3. Subsidiaries. Except for Sub, G3 Nova has no direct or indirect ownership or equity interest in any other corporation, partnership, association, firm or business. All of the outstanding capital stock of Sub has been duly authorized, is fully paid and nonassessable and is owned by G3 Nova, free and clear of all encumbrances and restrictions and is freely transferable.

     10.4. Authorization and Binding Obligations. All requisite action has been taken by G3 Nova and/or Sellers to authorize and approve the execution, delivery and performance of this Agreement by Sellers. Each Seller has all requisite capacity and authority to execute this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each Seller and the obligations of Sellers jointly, and of each Seller individually, under this Agreement are legal, valid and binding obligations, enforceable in accordance with the terms hereof except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and limitations on the availability of equitable remedies.

     10.5. No Conflicts. The execution, delivery and performance of this Agreement by Sellers and the consummation of the transactions contemplated by this Agreement will not (a) violate any provision of the charter or other organizational documents of G3 Nova, (b) to Sellers’ Knowledge, violate, conflict with or result in (or with notice or lapse of time or both result in) a breach of or default under any term or provision of any contract or agreement to which G3 Nova is a party or by or to which G3 Nova or any of its assets or properties are or may be bound, (c) to Sellers’ Knowledge, violate any order, judgment, injunction, award or decree of any court or arbitration body, or any governmental, administrative or regulatory authority, by or to which Sellers, G3 Nova or any of G3 Nova’s assets or properties are or may be bound, or (d) to Sellers’ Knowledge, violate any statute, law or regulation.

     10.6. Capitalization. The only equity interests in G3 Nova are the G3 Shares owned by the Sellers. G3 Shares are valid capital stock entitled to all the rights, powers and privileges available under the charter documents and other governing instruments of G3 Nova. The G3 Shares owned by the Sellers consist of 35,666.67 shares issued to Mihai, 35,666.67 shares issued to Dana and 35,666.67 shares issued to Ovidiu, which shares constitute all of the issued and outstanding stock of G3 Nova. Except for the rights and obligations set forth in this Agreement, no party has any right or obligation to purchase or sell, or any option or similar right to purchase, any equity interest of any kind in G3 Nova. The G3 Shares, and each Seller’s Individual’s G3 Shares, are freely transferable to Buyer pursuant to the terms of this Agreement. G3 Nova has not issued any securities other than the Individual’s G3 Shares owned by Sellers. The Individual’s G3 Shares were not issued in violation of any federal or state securities law or any other legal requirement where such violation would have a material adverse effect on this Agreement or the transactions contemplated hereunder. Other than this Agreement, there are no outstanding subscriptions, rights, options, warrants, conversion rights, agreements or other claims for the purchase or acquisition from G3 Nova or any Seller of any shares of the capital stock of G3 Nova or any other securities of G3 Nova or obligating G3 Nova to issue, repurchase or otherwise acquire any shares of the capital stock of G3 Nova or any other securities of G3 Nova or any securities convertible into, exercisable or exchangeable for, or otherwise entitling the holder to acquire any capital stock of G3 Nova or any other securities of G3 Nova.

     10.7. No Approvals Required. To Sellers’ Knowledge, no approval or consent of any governmental, administrative or regulatory body or any other person or entity, including, but not limited to, any Romanian Authority, is required to be obtained by Sellers for the execution, delivery or performance of this Agreement.

     10.8. Litigation. To Sellers’ Knowledge, there are no claims, actions, suits, arbitrations, proceedings or investigations by or before any court or arbitration body, any governmental, administrative or regulatory agency, or any other body, pending or threatened against, affecting or relating to G3 Nova or the transactions contemplated by this Agreement, nor,to Sellers’ Knowledge, is there any basis for any such claim, action, suit, arbitration, proceeding or investigation. to Sellers’ Knowledge, there are no existing or threatened orders, judgments or decrees of any court or arbitration body, any governmental, administrative or regulatory agency, or any other body, which specifically apply to G3 Nova or any of its properties or assets and which may affect G3 Nova.

     10.9. Bank Accounts. Schedule 10.9 sets forth a true, correct and complete list of each bank at which G3 Nova or Sub has an account or safe deposit box and the address of each such bank, the number of such account or box and the name of each individual authorized to draw on or have access thereto.

     10.10. Insurance. G3 Nova maintains insurance policies with insurers, in such amounts and against such risks of G3 Nova as are customary and reasonable for G3 Nova’s business and its assets. Schedule 10.10 lists and describes briefly all policies of liability, theft, fire, title, workers’ compensation and other forms of insurance and surety bonds insuring G3 Nova or the employees, properties, assets and business of G3 Nova. All policies listed in Schedule 10.10 are in full force and effect; no such policy or the future proceeds thereof has been assigned to any other person; and all premiums and other payments due under or on account of any such policy have been paid except where the failure to make such payment would not result in the termination of any such policy.

     10.11. Tax Matters. All tax returns required to be filed by G3 Nova and Sub in any jurisdiction have been filed on a timely basis and to Sellers’ Knowledge, in the manner prescribed by law, and all taxes, assessments, penalties, fees, interest and other governmental charges upon G3 Nova or Sub, or upon any of their properties, income or franchises, which are due and payable have been paid in full. Neither G3 Nova nor Sub has executed or filed with any applicable taxing authority any agreement or other document having the effect of extending the period for assessment or collection of any taxes. Neither G3 Nova nor Sub is a party to any action or proceeding pending or threatened by any governmental authority for assessment or collection of taxes, and no claim for assessment or collection of taxes has been asserted against either G3 Nova or Sub. To Sellers’ Knowledge, no state of facts exists or has existed that would constitute grounds for the assessment of any tax liability on the part of either G3 Nova or Sub with respect to periods which have not been audited by any taxing authority, other than for any period for which payment of tax is not yet due.

     10.12. Contracts.

          10.12.1. Identification of Contracts. Schedule 10.12.1 contains a list of the following contracts, agreements or other instruments (and a description of any such contracts, agreements or other instruments which are oral) to which G3 Nova is a party, and true and correct copies of such agreements (if in writing), and all other agreements, leases or plans listed or described on any other Schedule to this Agreement have been provide to Buyer:

               (a) each agreement, contract, commitment or arrangement for the purchase of any goods, services, equipment, materials or supplies involving more than $2,500 individually or more than $10,000 when aggregated with other agreements, contracts, commitments or arrangements with respect to similar items;

               (b) each agreement, contract, open purchase order, commitment or arrangement for the sale, lease or license of assets, products or services which is executory in whole or in part and which involves more than $2,500 individually or more than $10,000 when aggregated with other agreements, contracts, commitments or arrangements with respect to similar items;

               (c) each agreement, contract, commitment or arrangement with any customer, dealer, distributor, broker, agent, consultant or sales representative, including, but not limited to, product warranties, maintenance and service agreements and agreements providing for advertising allowances;

               (d) each agreement whereby G3 Nova acquired any intellectual property (as owner, lessee, licensee or on any other basis) for any purpose other than G3 Nova’s internal use.

               (e) each license agreement and franchise agreement;

               (f) each mortgage, indenture, security agreement, note or other instrument for or relating to the borrowing of money, either as borrower or lender;

               (g) each noncompetition agreement; and

               (h) each agreement, contract, commitment or arrangement entered into outside the ordinary course of business;

     10.13. Title to Assets. Except as set forth in Schedule 10.13, G3 Nova and Sub have good and marketable title to their respective assets free and clear of all security interests, liens, charges and other encumbrances

     10.14. Intellectual Property Rights. Schedule 10.14 lists all Intellectual Property owned by or licensed to

G3 Nova, registered in the name of G3 Nova or used in the business or operations of G3 Nova (all of the foregoing collectively, “Scheduled Rights”), and the expiration date, if any, thereof. All Intellectual Property created by Sub has been properly assigned exclusively and permanently to G3 Nova in accordance with both United States law (which requires such assignment to be in writing) and Romanian law. All of the applications listed on Schedule 10.14 are still pending in good standing and have not been abandoned. The Scheduled Rights include all of the Intellectual Property necessary to the conduct of G3 Nova’s business. Schedule 10.14 identifies the owner of each of the Scheduled Rights. No Seller owns, in whole or in part, any Intellectual Property used by G3 Nova or incorporated in any Product. No Seller has any right to receive money or other consideration, from G3 Nova or from any third party, with respect to any Intellectual Property of G3 Nova. Schedule 10.14 identifies any Scheduled Rights as to which G3 Nova has any obligation to pay royalties, or any other fees, which are unpaid as of, or which may become due after, the Closing. G3 Nova is the sole and exclusive owner of all right, title and interest in and to those of the Scheduled Rights identified on Schedule 10.14 as owned by G3 Nova (collectively, “Owned Rights”). G3 Nova has good and valid licenses or other rights to use all of the Scheduled Rights which are not Owned Rights, and, except as set forth on Schedule 10.14, all of the licenses or other grants of rights as to any non-Owned Rights to G3 Nova are in writing and are transferable. G3 Nova has entered into valid and binding written nondisclosure agreements with all third parties who may have had access to confidential information of G3 Nova’s. G3 Nova has entered into valid and binding written agreements providing for the transfer of Intellectual Property rights with any parties who provided any Intellectual Property to G3 Nova or to Sub, other than parties who were employees of G3 Nova at the time, or, if, and to the extent that, Romanian law does not require any act, agreement or conveyance for Sub to own exclusively all Intellectual Property created by employees, employees of Sub. All of G3 Nova’s right, title and interest in, to and under the Scheduled Rights is freely transferable, and is free and clear of any encumbrances, options, distribution rights and restrictions. G3 Nova has not granted any licenses or distribution rights to the Scheduled Rights to third parties other than pursuant to the license or distribution agreements listed on Schedule 10.14. There are no pending or threatened claims, actions, suits, proceedings, judgments, decrees or orders (whether or not purportedly on behalf of G3 Nova) affecting or relating to the Scheduled Rights, G3 Nova’s right, title and interest therein or the validity, use, transfer or potential transfer of G3 Nova’s right, title and interest therein, or alleging that the Scheduled Rights conflict with, violate or infringe the proprietary or contractual rights of others, and to Sellers’ Knowledge, there are no existing grounds on which any such claim might be made or such action, suit or proceeding might be commenced.

     10.15. Licenses and Third Party Rights. To the extent that any third parties have any rights with respect to any portion of any G3 Product, G3 Nova has obtained any and all such third party rights or permissions which are required for the uses contemplated by this Agreement and for Buyer’s exercise of the rights granted to it under this Agreement. G3 Nova has obtained all applicable licenses and has paid and/or will timely pay all applicable payments for the rights to incorporate any third party works into any G3 Product, and for the rights to reproduce, distribute, perform, display and/or create derivative works based upon such works, as applicable.

     10.16. Product Operation. As used herein, the term “Nonconformity” shall mean any of the following, but only to the extent that they are material: a significant deviation from the published description, published specifications, any user documentation or any technical documentation. The G3 Products, and each of them and each version of them, will to Sellers’ Knowledge, be reasonably free from any Nonconformities (excluding bugs that fit historical bug profiles). Buyer acknowledges that G3 Nova has given Buyer access to some of G3 Nova’s customers, and an opportunity to evaluate each G3 Product, and each version of each G3 Product, to determine whether, in Buyer’s judgment, each G3 Product will operate and run in a reasonable and efficient manner as described in, and in conformance with the specifications and the end user documentation for the particular G3 Product or version.

     10.17. Labor Matters. To Sellers’ Knowledge, G3 Nova has complied with all applicable laws and regulations relating to employment matters, including, but not limited to, fair labor standards, wage and hour requirements, collective bargaining laws, withholding and other tax laws relating to employment, and occupational health and safety requirements. Schedule 10.17 sets forth the following:

          (a) a list of employees of G3 Nova setting forth each such employee’s name, title, length of service and compensation;

          (b) a list of any employment and confidentiality agreements between G3 Nova and any of its employees;

          (c) a list of the obligations of G3 Nova to each of its employees for deferred compensation, monetary bonuses, accrued vacation pay or any other employee benefit which has been earned but not paid; and

          (d) a list of all employee benefit plans made available by G3 Nova to its employees, including, but not limited to, pension and retirement plans, life insurance plans, health and disability plans and stock option plans.

     10.18. Compliance. To Sellers’ Knowledge, G3 Nova has at all times conducted its business so as not to violate or contravene in any material respect any applicable laws, rules or regulations, or to breach or default in its obligations under any material agreement entered into by G3 Nova.

     10.19. Status of Agreements. G3 Nova has, in all material respects, performed all material obligations required to be performed by it up through the time of the Closing, and is not in default under any agreement, lease or other instrument to which it is a party or by which it is bound which pertains to G3 Nova. To Sellers’ Knowledge, all other parties to such agreements, leases or other instruments are in material compliance therewith, and no event has occurred which with notice or lapse of time or both would constitute a default thereunder.

     10.20. Absence of Certain Changes. Since the date of execution of the Term Sheet, G3 Nova has conducted its business in the ordinary course and maintained its records and books of account in reasonable detail which accurately and fairly reflect the transactions of G3 Nova in all material respects. Since the date of execution of the Term Sheet there has not been, except as disclosed on Schedule 10.20:

          (a) Any materially adverse change in the nature of G3 Nova’s business, the results of G3 Nova’s operations, G3 Nova’s assets, G3 Nova’s financial condition, or the manner of conducting G3 Nova’s business;

          (b) Any damage, destruction or casualty loss (whether or not covered by insurance) adversely affecting G3 Nova’s business, the results of operations, the assets or the financial condition of G3 Nova or its ability to carry on its operations substantially as presently conducted and as proposed to be conducted;

          (c) Any declaration, setting aside or payment of distributions in respect of the G3 Shares;

          (d) Any entering into of any employment agreement, or any increase in the compensation payable, or to become payable, by G3 Nova to any of its officers or partners, employees or agents over the rates payable at the date of execution of the Term Sheet;

          (e) Any issuance of securities of G3 Nova, including options, warrants or other agreements evidencing or requiring such issuance;

          (f) Any amendment or termination of, default by G3 Nova under, or default by any other party under, any contract, agreement or license to which G3 Nova is a party where such amendment, termination or default materially adversely affects G3 Nova;

          (g) Any discharge or satisfaction of any lien, encumbrance, obligation or liability (accrued, absolute, fixed or contingent) of G3 Nova except in the ordinary course of business;

          (h) Incurrence by G3 Nova of any obligation or liability (accrued, absolute, fixed or contingent) except current liabilities incurred, and obligations entered into, in the ordinary course of business and consistent with prior practice (for purposes of this Agreement, Buyer and Sellers agree that the incurrence of any debt other than normal trade credit shall not be in the ordinary course of business);

          (i) Institution of any severance, retirement, bonus, equity option, profit sharing pension plan or similar agreement or changes made in any such existing plans of G3 Nova, other than severance or bonus arrangements with employees of G3 Nova entered into in the ordinary course of business consistent with past practices or as otherwise specifically contemplated hereby;

          (j) Any capital expenditure involving an amount of more than Five Thousand ($5,000) Dollars in any one instance or an aggregate of more than Ten Thousand ($10,000) Dollars;

          (k) Announcement or initiation of any general increase in compensation, bonus, insurance or employee benefits involving employees of G3 Nova;

          (l) Sale or disposition (other than inventory in the ordinary course of business), or lease of any property of G3 Nova or mortgage, pledge, or grant or imposition of any lien on any asset or property of G3 Nova;

          (m) Cancellation or waiver of any claims or rights with a value in excess of Five Thousand ($5,000) Dollars; or

          (n) Any amendment to the charter documents of G3 Nova or to any shareholder agreement among the shareholders of G3 Nova.

     10.21. G3 Nova Financial Records. G3 Nova has provided G3 Nova’s financial records to Buyer in the form of an electronic copy of G3 Nova’s “QuickBooks” file dated January 14, 2004 and shall provide one or more additional electronic copies of the “QuickBooks” file updated to the Closing Date (collectively “G3 Nova Financial Records”). The G3 Nova Financial Records are true and accurate as presented and accurately reflect the Company’s financial position. Buyer has been furnished with and Buyer has had access to and the opportunity to review G3 Nova’s books and records and such additional information as necessary to verify the accuracy of such G3 Nova Financial Records, and Buyer has reviewed or chosen not to review such records. All such G3 Nova Financial Records (i) present fairly the financial condition of G3 Nova at such dates and the results of its operations for the periods therein specified, and (ii) do not contain any material misstatements. Since the date of the latest of the G3 Nova Financial Records, there has not been any change in the financial condition of G3 Nova, which materially adversely affects the condition, financial or otherwise, or the operations of G3 Nova.

     10.22. Full Disclosure. The Schedules attached hereto and all information set forth therein are true and correct in all material respects. No representation or warranty made by Sellers in this Agreement, and no statement, schedule or certificate furnished or to be furnished to Buyer pursuant to this Agreement or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading. There is no fact known to any Seller which materially adversely affects, or which any Seller believes may materially adversely affect, the transactions contemplated by this Agreement which has not been disclosed in this Agreement, any Schedules hereto, or any certificates or documents delivered or to be delivered by Sellers under this Agreement.

     10.23. Brokers. No broker, finder or person is entitled to any broker’s, finder’s or other fee or commission in connection with the Agreement or the transactions contemplated thereby.

     10.24. Reliance. The foregoing representations and warranties are made by Sellers with the knowledge and expectation that Buyer is placing, and is entitled to place, complete reliance thereon in entering into, and performing its obligations under, this Agreement, notwithstanding any independent investigations conducted by or on behalf of Buyer whether in contemplation of or pursuant to this Agreement or otherwise, or any direct or indirect interest of Buyer in G3 Nova.

11. Additional Representations and Warranties of Sellers As To Sub

     As used herein the term “Sellers’ Knowledge” shall mean the actual knowledge, after due inquiry, of any or all of the Sellers. IN ANY INSTANCE WHERE THE TERM “SELLERS’ KNOWLEDGE” IS USED, IT SHALL ONLY REFER TO THE SPECIFIC INSTANCE OF USE, AND SHALL ONLY REFER TO SELLERS’ REPRESENTATIONS WITH RESPECT TO SUCH INSTANCE, AND NOT TO SELLERS’ WARRANTIES, WHICH SHALL NOT BE SUBJECT TO ANY LIMITATION BASED ON “SELLERS’ KNOWLEDGE”. Except as otherwise expressly set forth on Schedule 11 or as otherwise set forth in a schedule referenced in this Section 11, Sellers jointly and severally represent and warrant to Buyer as set forth in Sections 11.1 through 11.11:

     11.1. Incorporation and Good Standing. Sub is a corporation duly organized, validly existing and in good standing under the laws of the nation of Romania and/or any political subdivision(s) thereof, and is duly registered or otherwise authorized to transact business in each jurisdiction in which such registration or other authorization is required by reason of the activities in which Sub is engaged and failure to obtain such registration or authorization would materially and adversely affect the business of G3 Nova. Sub has all requisite power and authority to own, lease and operate its assets, properties and business, to carry on its business as now being conducted, to have this Agreement executed and delivered on its behalf by G3 Nova and/or Sellers, and to perform its obligations hereunder and effect the transactions contemplated hereby.

     11.2. Capitalization. The only equity interests in Sub are the interests owned by G3 Nova. Except for the rights and obligations set forth in this Agreement, no party has any right or obligation to purchase or sell, or any option or similar right to purchase, any equity interest of any kind in Sub. The G3 Shares, and each Seller’s Individual’s G3 Shares, are freely transferable to Buyer pursuant to the terms of this Agreement. Sub has not issued any securities or like instruments other than as owned by G3 Nova. To Sellers’ Knowledge, the equity interest held by G3 Nova was not issued in violation of any law or any other legal requirement to which Sub is subject in Romania or which is otherwise applicable to Sub. Other than this Agreement, there are no outstanding subscriptions, rights, options, warrants, conversion rights, agreements or other claims for the purchase or acquisition from Sub, G3 Nova or any Seller of any equity interest in Sub or any other securities of Sub, or obligating Sub to issue, repurchase or otherwise acquire any equity interest in Sub or any other securities of Sub or any securities convertible into, exercisable or exchangeable for, or otherwise entitling the holder to acquire any capital stock of Sub or any other securities of Sub.

     11.3. No Equity Interests. Sub has no direct or indirect ownership or equity interest in any other corporation, partnership, association, firm or business.

     11.4. Insurance. To Sellers’ Knowledge, Sub maintains insurance policies with insurers, in such amounts and against such risks of G3 Nova as are customary and reasonable for Sub’s business and its assets. All such policies are in full force and effect; no such policy or the future proceeds thereof has been assigned to any other person; and all premiums and other payments due under or on account of any such policy have been paid except where the failure to make such payment would not result in the termination of any such policy.

     11.5. Litigation. To Sellers’ Knowledge, there are no claims, actions, suits, arbitrations, proceedings or investigations by or before any court or arbitration body, any governmental, administrative or regulatory agency, or any other body, pending or threatened against, affecting or relating to Sub or the transactions contemplated by this Agreement, nor, to Sellers’ Knowledge, is there any basis for any such claim, action, suit, arbitration, proceeding or investigation. To Sellers’ Knowledge, there are no existing or threatened orders, judgments or decrees of any court or arbitration body, any governmental, administrative or regulatory agency, or any other body, which specifically apply to Sub or any of its properties or assets and which may affect Sub.

     11.6. Contracts.

          To Sellers’ Knowledge, there are no written or oral contracts, agreements or other instruments which has had or will have a material adverse effect on Sub, its business or its assets.

     11.7. Intellectual Property Rights. All Intellectual Property created by any employees or independent contractors of Sub belongs exclusively to Sub (except to the extent that Sub has assigned any such Intellectual Property to G3 Nova), either by operation of Romanian law or by a written assignment from each individual involved in the creation thereof. All Intellectual Property created by Sub has been properly assigned exclusively and permanently to G3 Nova in accordance with both United States law (which requires such assignment to be in writing) and Romanian law. Sub owns, or has good, valid and binding licenses, which are transferable or assignable to Buyer, to use, all of the Intellectual Property necessary to the conduct of Sub’s business in the manner in which Sub conducts its business. No Seller owns, in whole or in part, any Intellectual Property used by Sub or incorporated in any G3 Nova Product. No Seller has any right to receive money or other consideration, from Sub or from any third party, with respect to any Intellectual Property of Sub. Sub has no obligation to pay royalties, or any other fees, which are unpaid as of, or which may become due after, the Closing with respect to any Intellectual Property. As to all Intellectual Property owned by Sub, Sub is the sole and exclusive owner of all right, title and interest in and to such Intellectual Property. Sub has entered into valid and binding written nondisclosure agreements with all third parties who may have had access to confidential information of Sub’s. Sub has entered into valid and binding written agreements providing for the transfer of Intellectual Property rights with any parties who provided any Intellectual Property to Sub, other than parties who were employees of Sub at the time. All of Sub’s right, title and interest in, to any Intellectual Property owned by or used by Sub in its business operations is freely transferable, and is free and clear of any encumbrances, options, distribution rights and restrictions. Sub has not granted any licenses or distribution rights to any Intellectual Property to third parties other than G3 Nova. There are no pending or threatened claims, actions, suits, proceedings, judgments, decrees or orders (whether or not purportedly on behalf of Sub) affecting or relating to any Intellectual Property owned or used by Sub, Sub’s right, title and interest therein or the validity, use, transfer or potential transfer of Sub’s right, title and interest therein, or alleging that Subs ownership or use of any Intellectual Property conflicts with, violates or infringes the proprietary or contractual rights of others, and to Sellers’ Knowledge there are no existing grounds on which any such claim might be made or such action, suit or proceeding might be commenced.

     11.8. Labor Matters. To Sellers’ Knowledge, Sub has complied with all applicable laws and regulations relating to employment matters, including, but not limited to, fair labor standards, wage and hour requirements, collective bargaining laws, withholding and other tax laws relating to employment, and occupational health and safety requirements.

     11.9. Compliance. To Sellers’ Knowledge, Sub has at all times conducted its business so as not to violate or contravene in any material respect any applicable laws, rules or regulations, or to breach or default in its obligations under any material agreement entered into by Sub.

     11.10. Status of Agreements. Sub has, in all material respects, performed all material obligations required to be performed by it up to the time of the Closing and is not in default under any agreement, lease or other instrument to which it is a party or by which it is bound which pertains to Sub. To Sellers’ Knowledge, all other parties to such agreements, leases or other instruments are in material compliance therewith, and no event has occurred which with notice or lapse of time or both would constitute a default thereunder.

     11.11. Absence of Certain Changes. Since the date of execution of the Term Sheet, Sub has conducted its business in the ordinary course and maintained its records and books of account in reasonable detail which accurately and fairly reflect the transactions of Sub in all material respects. Since the date of execution of the Term Sheet there has not been, except as disclosed on Schedule 11:

          (a) Any materially adverse change in the nature of Sub’s business, the results of Sub’s operations, Sub’s assets, Sub’s financial condition, or the manner of conducting Sub’s business;

          (b) Any damage, destruction or casualty loss (whether or not covered by insurance) adversely affecting Sub’s business, the results of operations, the assets or the financial condition of Sub or its ability to carry on its operations substantially as presently conducted and as proposed to be conducted;

          (c) Any entering into of any employment agreement, or any increase in the compensation payable, or to become payable, by Sub to any of its officers or partners, employees or agents over the rates payable at the date of execution of the Term Sheet;

          (d) Any issuance of securities of Sub, including options, warrants or other agreements evidencing or requiring such issuance;

          (e) Any amendment or termination of, default by Sub under, or default by any other party under, any contract, agreement or license to which Sub is a party where such amendment, termination or default materially adversely affects Sub;

          (f) Any discharge or satisfaction of any lien, encumbrance, obligation or liability (accrued, absolute, fixed or contingent) of Sub except in the ordinary course of business;

          (g) Incurrence by Sub of any obligation or liability (accrued, absolute, fixed or contingent) except current liabilities incurred, and obligations entered into, in the ordinary course of business and consistent with prior practice (for purposes of this Agreement, Buyer and Sellers agree that the incurrence of any debt other than normal trade credit shall not be in the ordinary course of business);

          (h) Institution of any severance, retirement, bonus, equity option, profit sharing pension plan or similar agreement or changes made in any such existing plans of Sub, other than severance or bonus arrangements with employees of Sub entered into in the ordinary course of business consistent with past practices or as otherwise specifically contemplated hereby;

          (i) Any capital expenditure involving an amount of more than the Romanian currency equivalent of Five Thousand ($5,000) Dollars in any one instance or an aggregate of more than the Romanian currency equivalent of Ten Thousand ($10,000) Dollars;

          (j) Announcement or initiation of any general increase in compensation, bonus, insurance or employee benefits involving employees of Sub;

          (k) Sale or disposition (other than inventory in the ordinary course of business), or lease of any property of Sub or mortgage, pledge, or grant or imposition of any lien on any asset or property of Sub;

          (l) Cancellation or waiver of any claims or rights with a value in excess of the Romanian currency equivalent of Five Thousand ($5,000) Dollars; or

          (m) Any amendment to the charter documents of Sub.

     12. Additional Investment Representations and Warranties of Sellers Relating to Stock Shares

     Each Seller hereby individually represents and warrants to Buyer with respect to the issuance of the Consideration Shares to be acquired by such Seller as part of the Stock Consideration, as of the date of this Agreement and as of the date of such issuance, as follows:

     12.1. Investment. Seller is acquiring such Consideration Shares for investment for Seller’s own account and not with the view to, or for resale in connection with, any distribution, assignment or resale within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), to others, and no other person has a direct or indirect beneficial interest, in whole or in part, in such issuance of the Consideration Shares. Seller understands that such Consideration Shares have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, which exemption depends upon, among other things, the bona fide nature of Seller’s investment intent as expressed in this Section 12.

     12.2. Restrictions on Transfer. Seller understands and agrees that such Consideration Shares constitute “restricted securities” for purposes of the Securities Act, and that such Consideration Shares have not been registered under the Securities Act or any applicable state securities laws by reason of their issuance in a transaction that does not require registration under the Securities Act (based in part on the accuracy of the representations and warranties of Seller contained in this Section 12). Seller further understands and agrees that such Consideration Shares must be held indefinitely unless a sale or other transfer is subsequently registered under the Securities Act or any applicable state securities laws or unless a sale or other transfer is exempt from registration. Seller is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of “restricted securities” acquired, directly or indirectly, from the issuer thereof in a non-public offering, subject to the satisfaction of certain conditions, including, among other things, the existence of a public market for the stock, the availability of certain current public information about the issuer, the resale occurring not less than one year after a party has purchased and made full payment for, within the meaning of Rule 144, the securities to be sold, the sale being through a “broker’s transaction” or in transactions directly with a “market maker” and the number of shares of stock being sold during any three-month period not exceeding specified limitations; provided, however, that if the seller is not an affiliate of the issuer and has held the securities for at least two years after payment therefor, certain of the foregoing conditions under Rule 144 may not be applicable. Seller further acknowledges and understands that Buyer may not be satisfying the current public information requirement of Rule 144 at the time Seller wishes to sell any such Consideration Shares; and, if so, Seller would be precluded from selling all or any portion of such Consideration Shares under Rule 144 even if the one-year minimum holding period has been satisfied.

     12.3. Exemption from Registration. Seller further acknowledges that, in the event all of the requirements of Rule 144 are not met, compliance with Regulation A under the Securities Act or some other registration exemption will be required for any transfer of all or any portion of such Consideration Shares and that, although Rule 144 is not exclusive, the staff of the SEC has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and other than pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, that such persons and the brokers who participate in such transactions do so at their own risk, and that, therefore, there is no assurance that any exemption from registration under the Securities Act will be available or, if available, will allow Seller to dispose of, or otherwise transfer, all or any portion of such Consideration Shares. Except as may be expressly set forth in this Agreement, Buyer is under no obligation to register the Consideration Shares.

     12.4. Certain Disposition Requirements. Without in any way limiting Seller’s covenants, representations and warranties set forth herein, Seller shall in no event make any disposition of all or any portion of such Consideration Shares unless and until:

          (i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with said registration statement; or

          (ii) Seller shall have (a) notified Buyer of the proposed disposition and furnished Buyer with a detailed statement of the circumstances surrounding the proposed disposition, and (b) provided Buyer (or Buyer shall have obtained from Buyer’s counsel) an opinion of counsel satisfactory to Buyer to the effect that such disposition will not require registration of such shares under the Securities Act.

     12.5. Access to Information Regarding Buyer; Reliance. Seller has had an opportunity to discuss

Buyer’s business, management and financial affairs with Buyer’s management and has been furnished with and/or had full access to Buyer’s periodic filings with the SEC, including without limitation Buyer’s Annual Report on Form 10-K for the year ended December 31, 2002 and all subsequently filed Quarterly Reports on Form 10-Q, Forms 8-K and other filings made by Buyer with the Securities and Exchange Commission (the “SEC”), all of which are available at the SEC’s EDGAR web site at www.sec.gov (collectively, the “Reports”). Seller has also received in writing from Buyer such other information concerning Buyer’s operations, financial condition and other matters as Seller has requested in writing and has considered all factors Seller deems material in deciding on the advisability of acquiring such Consideration Shares. In determining to acquire such Consideration Shares, Seller has relied only upon the information provided to Seller in writing by Buyer and information contained in the Reports filed with the SEC since January 1, 2003. No oral representations have been made or oral information furnished to Seller or Seller’s advisor(s) in connection with the acquisition of the Consideration Shares which were not contained therein or in this Agreement or which were inconsistent therewith.

     12.6. Experience; Risks. Seller and/or Seller’s personal representative(s) have such knowledge and experience in financial, tax and business matters so as to enable Seller and/or them to utilize the information made available to Seller and/or them in connection with the acquisition of such Consideration Shares to evaluate the merits and risks of the prospective investment and to make an informed investment decision with respect thereto. Seller is aware that an investment in Consideration Shares is highly speculative and that there can be no assurance as to what return, if any, there may be on such investment. Seller is aware that Buyer may issue additional securities in the future which could result in the dilution of Seller’s ownership interest in Buyer.

     12.7. Seller’s Liquidity. Seller (i) has adequate means of providing for Seller’s current needs and possible personal contingencies, (ii) has no immediate need for liquidity in such Consideration Shares, (iii) is able to bear the substantial economic risks of holding such Consideration Shares for an indefinite period and (iv) at the present time, can afford a complete loss of such Consideration Shares. Seller’s commitment to investments which are not readily marketable is not disproportionate to Seller’s net worth, and Seller’s acquisition of the Consideration Shares will not cause Seller’s overall commitment to become excessive.

     12.8. No Advertisements. Seller was not offered or sold such Consideration Shares, directly or indirectly, by means of any form of general solicitation or general advertisement

     12.9. Accredited Investor Status. Seller represents and warrants that Seller is an “accredited investor” as that term is defined in Rule 501 of Regulation D as promulgated under the Securities Act. Seller hereby agrees to furnish such further assurances of such status as may be reasonably requested by Buyer.

13. Buyer’s Representations and Warranties

     Buyer hereby represents and warrants to Sellers as follows:

     13.1. Organization, Power and Authority. Buyer is a corporation duly organized and validly existing under the laws of California, with all requisite power and authority to own, lease and operate its assets, properties and business, to carry on its business as now being conducted, to execute and deliver this Agreement, and to perform its obligations hereunder and effect the transactions contemplated hereby.

     13.2. Authorization. All requisite action has been taken by Buyer to authorize and approve the execution, delivery and performance of this Agreement by Buyer.

     13.3. No Conflicts. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated by this Agreement will not (a) violate any provision of the Articles of Incorporation or Bylaws of Buyer, (b) violate, conflict with or result in (or with notice or lapse of time or both result in) a breach of or default under any term or provision of any contract or agreement to which Buyer is a party or by or to which Buyer or any of its assets or properties are or may be bound, (c) violate any order, judgment, injunction, award or decree of any court or arbitration body, or any governmental, administrative or regulatory authority, by or to which Buyer or any of its assets or properties are or may be bound, or (d) violate any statute, law or regulation.

     13.4. No Approvals Required. No approval or consent of any governmental, administrative or regulatory authority or any other person or entity is required for the execution, delivery or performance of this Agreement by Buyer other than in connection with any registration of the Consideration Shares.

     13.5. Stock Consideration. The Consideration Shares will, upon issuance and delivery to the escrow account or transfer agent, have been validly issued, fully paid and nonassessable, free and clear of all liens, restrictions, encumbrances, and rights of others of any kind, other than those created by any Seller, on any Consideration Shares following their release to Sellers and other than as a result of this agreement.

14. Taxes

     14.1. Taxes Applicable To This Transaction. Sellers shall be liable for any obligation or liability of G3 Nova or Sellers for transfer or sales taxes or other taxes attributable to, arising from or associated with the sale or transfer from Sellers to Buyer of the G3 Shares, and Sellers shall prepare and file all required returns relating to such taxes.

     14.2. Other Tax Matters Relating To G3 Nova or Sub. Without limiting any other remedies of Buyer or of Sellers, Buyer and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of tax returns for G3 Nova and Sub, and any audit, litigation or other proceeding with respect to such taxes. Buyer and Sellers further agree, upon request of the other, to use its or their best efforts to obtain any certificate or other document from any governmental authority or any other party as may be necessary to mitigate, reduce or eliminate any tax liability that is, or could be, imposed on G3 Nova or Sub as a result of the transactions contemplated by this Agreement, but only to the extent the result of such certificate or other document would not result in an increase in tax liability. If Buyer or any Seller becomes aware of any assessment, official inquiry, examination or proceeding that could result in an official determination with respect to taxes due or payable with respect to G3 Nova or Sub for any taxable year or tax period ending on or before the Closing Date, such party shall promptly notify the other(s) in writing and shall permit the other(s) to participate at their own expense in any such official inquiry, examination or proceeding.

15. Sellers Jointly and Severally Liable; Disputes Among Sellers

     Each of the Sellers will be jointly and severally liable with every other Seller for the performance of this Agreement. In the event of any dispute between or among any of the Sellers or between or among any of the Sellers and G3 Nova, Buyer will have no obligation to assist any party, although Buyer shall have the right to do so, and Buyer will not have any liability to G3 Nova, its subsidiaries, any Seller or any other party as to the dispute or the subject of the dispute. Without limiting the foregoing, under no circumstances whatsoever will Buyer be liable to pay any amount twice if there is a dispute about who should have received the amount or about the proper distribution of the amount. Sellers will indemnify Buyer against any costs (including reasonable attorneys’ fees and costs and expenses of litigation) or liabilities incurred by Buyer in connection with any such dispute.

16. Indemnification

     16.1. “Material Claim”. The term “Material Claim” shall mean any claim or demand by a third party as to which no lawsuit or other legal proceeding has actually been initiated, but only if such claim or demand: (i) seeks monetary payment in excess of Twenty-Five Thousand Dollars ($25,000); (ii) when aggregated with all other claims or demands (if any) within the subject matter of this Section 16, whether such other claims or demands have been resolved or are pending, would cause the total of the amounts paid by or demanded of the indemnified party to exceed One Hundred Thousand Dollars ($100,000); or (iii) would require that Buyer modify, or stop offering or providing, any product or service of Buyer, or would require Buyer to account to the third party, irrespective of whether a monetary payment is specified or the amount of any such monetary payment. The foregoing shall not apply, and there shall be no materiality required, as to any lawsuit or other legal proceeding actually commenced, including, but not limited to, a lawsuit or other legal proceeding based on a claim or demand by a third party the did not qualify as a Material Claim.

     16.2. Indemnification By Sellers. Sellers, jointly and severally, at their sole expense, but only up to a maximum amount of the Purchase Consideration actually received by all Sellers as of the final conclusion of any indemnification hereunder, will defend, and Sellers agree to indemnify and hold harmless, Buyer, its subsidiaries, successors, stockholders (including any parent entity), officers, directors, predecessors, assigns, agents, employees, attorneys and representatives of each of them, past or present (collectively, “Buyer Indemnitees”), from and with respect to any and all assessments, judgments, debts, obligations, liabilities, losses, costs (including, but not limited to, reasonable attorneys’ fees and, in the event of any litigation, costs and expenses of litigation), damages, expenses, interest, or penalties arising out of or relating to any Material Claim asserted, or any suit or proceeding brought by, a third party, and which is first asserted or brought within thirty-six (36) months after the Closing (or sixty (60) months after the Closing in the case of any matter concerning taxes of any Seller or of G3 Nova) against any Buyer Indemnitee(s) insofar as such Material Claim, suit or proceeding shall be based upon an assertion by such third party alleging facts or circumstances that, if true, would constitute a breach of any representation or warranty of Sellers set forth in Section 10 or Section 11 hereof, provided Buyer gives Sellers prompt written notice of any such claim and provides Sellers such reasonable cooperation and assistance as Sellers may request from time to time in the defense thereof. Buyer shall permit Sellers to control such litigation. Buyer shall have the right, but not the obligation, to participate in such litigation or proceeding at its sole expense through counsel of its own choosing. Sellers shall pay any damages and costs assessed against any Buyer Indemnitee(s) (or paid or payable by any Buyer Indemnitee(s) pursuant to a settlement agreement, provided that Buyer will not enter into any settlement without the prior written consent of Sellers, which consent shall not be unreasonably withheld or delayed) in connection with such a suit or proceeding, provided Buyer has given Sellers prompt written notice of such claim. Buyer shall use its best efforts to cause any Buyer Indemnitee(s) who are not under Buyer’s control to comply with the foregoing procedures, but the failure by any such Buyer Indemnitee(s) to comply in whole or in part shall not reduce or relieve Sellers’ obligations under this Section 16.2.

     16.3. Indemnification By Buyer. Buyer, at its sole expense, but only up to a maximum amount of the Purchase Consideration actually received as of the final conclusion of any indemnification hereunder, will defend, and Buyer agrees to indemnify and hold harmless Sellers, and each of them, and the successors, predecessors, assigns, agents, employees, attorneys and representatives of each of them, past or present (collectively, “Seller Indemnitees”), from and with respect to any and all assessments, judgments, debts, obligations, liabilities, losses, costs (including, but not limited to, reasonable attorneys’ fees and, in the event of any litigation, costs and expenses of litigation), damages, expenses, interest, or penalties arising out of or relating to any Material Claim asserted, or any suit or proceeding brought by, a third party, and which is first asserted or brought within thirty-six (36) months after the Closing, against any Seller Indemnitee(s) or against G3 Nova or its subsidiary, insofar as such Material Claim, suit or proceeding shall be based upon a claim alleging facts or circumstances that, if true, would constitute a breach of any representation or warranty of Buyer set forth in Section 13 hereof, provided Sellers give Buyer prompt written notice of any such claim and provide Buyer such reasonable cooperation and assistance as Buyer may request from time to time in the defense thereof. Sellers shall permit Buyer to control such litigation. Sellers, and each Seller individually, shall have the right, but not the obligation, to participate in such litigation or proceeding at its sole expense through counsel of their, his or her own choosing. Buyer shall pay any damages and costs assessed against any Seller Indemnitee(s) (or paid or payable by any Seller Indemnitee(s) pursuant to a settlement agreement, provided that Sellers will not enter into any settlement without the prior written consent of Buyer, which consent shall not be unreasonably withheld or delayed) in connection with such a suit or proceeding, provided Sellers have given Buyer prompt written notice of such claim. Sellers shall use their best efforts to cause any Seller Indemnitee(s) who are not under Sellers’ control to comply with the foregoing procedures, buy the failure by any such Seller Indemnitee(s) to comply in whole or in part shall not reduce or relieve Buyer’s obligations under this Section 16.2. In addition, Buyer shall in accordance with the foregoing indemnify and hold harmless the Sellers from any and all liabilities and costs, including reasonable attorneys fees, which arise after the Closing as a result of the non-payment or breach by G3 Nova or Sub or any successor to G3 Nova or Sub with respect to the premises lease, bank loans, or other obligations of G3 Nova or Sub which may have been guaranteed by the Sellers.

17. “Blue Pencilling” and Severability

     17.1. Blue Pencilling Generally. While the provisions hereof are considered by the parties to be reasonable in light of the particular circumstances hereof, if any provision of this Agreement shall be determined by any court, arbitrator or other legal authority to be void, invalid, illegal or unenforceable in any respect for any reason whatsoever, but would be valid if part of the wording thereof were deleted or changed, or otherwise modified, then such provision shall apply with such modifications as may be necessary to make it valid and effective, and the court, arbitrator or other legal authority is authorized and directed to reform such provision to the minimum extent necessary to make such provision valid and enforceable in conformity with this Agreement.

     17.2. Severability. In the event that it is determined by any court, arbitrator or other legal authority that any provision(s) cannot be modified as set forth in Section 17.1 above, then such provision(s) shall be deemed to be stricken herefrom, and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless an essential purpose of this Agreement is materially impaired thereby.

18. Notices

     Except as specifically provided herein, all notices required hereunder shall be in writing and shall be given by: (i) personal delivery, in which case notice shall be deemed effective upon personal delivery; or (ii) national overnight courier service, in which case notice shall be deemed effective one (1) business day following deposit with the national overnight courier service; or (iii) U.S. mail, certified or registered, postage prepaid, return receipt requested, in which case notice shall be deemed effective three (3) days following deposit in the U.S. mail. The addresses for giving notice shall be the addresses set forth following, or any other address as shall be specified by a party in a written notice to the other party:

To Buyer:	Ixia
26601 W. Agoura Road
	Calabasas, California 91302	Attn:	Mr. Tom Miller, CFO

With a copy to:	Ronald W. Buckly, Esq.
c/o Tekelec
26580 W. Agoura Road
Calabasas, California 91302

To Sellers:	Mihai Moldovan and Dana Moldovan
[omitted]

Ovidiu Rancu
[omitted]

With a copy to:	David L. Krehbiel, Esq.
Anderson, Krehbiel, McCreary & Bryan
31351 Via Colinas, Suite 204
Westlake Village, CA 91362

19. Miscellaneous

     19.1. Entire Agreement. This Agreement, including the Schedules and Exhibits referred to herein and together with the Employment Agreements and Non-Competition Agreements executed concurrently herewith, constitutes the entire understanding and agreement among the parties hereto and supersedes any and all prior or contemporaneous representations, understandings and agreements between Buyer and Sellers with respect to the subject matter hereof, all of which are merged herein. Notwithstanding the foregoing, the parties understand and agree that any confidentiality agreements between Buyer and the Sellers (including, but not limited to, the Confidentiality provision of the Term Sheet) are separate from this Agreement, and, except as may be expressly stated herein, nothing contained in this Agreement shall be construed as affecting the rights or obligations of any party set forth in any such agreement. It is expressly understood and agreed that no employee, agent or other representative of any party has any authority to bind such party with regard to any statement, representation, warranty, or other expression unless the same is specifically set forth or incorporated by reference herein. It is expressly understood and agreed that, there being no expectation of the contrary between the parties hereto, no usage of trade or custom and practice within the industry, and no regular practice or method of dealing between the parties hereto, shall be used to modify, supplement or alter in any manner the terms of this Agreement or any part hereof. This Agreement shall not be modified, amended or in any way altered except by an instrument in writing signed by all Sellers and an officer of Buyer.

     19.2. Independent Parties. This Section 19.2 shall not apply as between Buyer and G3 Nova and Sub to the extent that Buyer, by virtue of the acquisition of G3 Nova and Sub under this Agreement, after the Closing will have the right to do any of the following things with respect to G3 Nova and Sub. Nothing contained herein shall be deemed to create or construed as creating a joint venture or partnership between or among the parties. No party is, by virtue of this Agreement or otherwise, authorized as an agent or legal representative of any other. No party is granted any right or authority to assume or to create any obligation or responsibility, express or implied, on behalf of or in the name of any other party or to bind any other party in any manner. Further, it is not the intention of this Agreement or of the parties hereto to confer a third party beneficiary right of action upon any third party or entity whatsoever, and nothing set forth in this Agreement shall be construed or interpreted so as to confer upon any third party a right of action under this Agreement or in any manner whatsoever. Notwithstanding the foregoing, nothing in this Section 19.2 shall be construed or interpreted as prohibiting Sellers from agreeing among themselves as to any of the foregoing independent of this Agreement, except to the extent that any Seller’s performance of, or compliance with, any other provision of this Agreement or any aspect of any Seller’s employment with Buyer subsequent to the Closing is actually or potentially impaired thereby.

     19.3. Waiver. No waiver of any provision of this Agreement or any rights or obligations of any party hereunder shall be effective, except pursuant to a written instrument signed by the party or parties waiving compliance, and any such waiver shall be effective only in the specific instance and for the specific purpose stated in such writing.

     19.4. Amendments. All amendments or modifications of this Agreement shall be binding upon the parties despite any lack of consideration so long as the same shall be in writing and executed by the parties hereto in accordance with the other terms of this Agreement regarding modifications.

     19.5. Assignment. No party shall have the right to, and each party covenants that it will not, assign or transfer this Agreement or any of its rights, duties or obligations hereunder, and this Agreement may not be involuntarily assigned or assigned by operation of law, without the prior written consent of all other parties, which consent may be granted or withheld by each other part in his, her or its sole discretion, except that Buyer shall, subject to Sections 6.4 and 7.4 above, have the right to assign or transfer this Agreement or any interest herein (including rights and duties of performance) to any entity: (i) which owns more than fifty percent (50%) of Buyer’s issued and outstanding capital stock or voting interest; (ii) in which Buyer owns more than fifty percent (50%) of the issued and outstanding capital stock or voting interest; (iii) which acquires all or substantially all of Buyer’s operating assets, (iv) which is under common ownership or control with Buyer, or (v) into which Buyer is merged or reorganized pursuant to any plan of merger or reorganization. Any attempted assignment without such consent shall be null and void. This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective legal successors and permitted assigns.

     19.6. Choice of Law; Forum and Jurisdiction. This Agreement was entered into in the State of California, and its validity, construction, interpretation and legal effect shall be governed by the laws and judicial decisions of the State of California applicable to contracts entered into and performed entirely within the State of California and by applicable federal law, and the choice-of-law provisions of California law shall not be applied to substitute the law of any other State or nation. The parties expressly agree that any action arising out of or relating to this Agreement shall be filed and maintained only in the courts of the State of California for the County of Los Angeles, or the United States District Court for the Central District of California. The parties hereby consent and submit to the personal jurisdiction of such courts for the purposes of litigating any such action, and that each such court is a proper venue for litigating any such action. Notwithstanding the foregoing, each party agrees that in the event that a party hereto (the “Involved Party”) becomes involved in any legal action with a third party, and either: (i) the other party hereto (the “Non-involved Party”) is a necessary party to the resolution of such legal action, or (ii) the particular legal action gives rise to legal claims between the parties hereto arising out of or relating to this Agreement, then the Non-involved Party will submit to the personal jurisdiction of the court in which such action is maintained, and action to resolve such legal claims between the parties may be brought or maintained in the same court in which the legal action involving the third party is maintained.

     19.7. Attorneys’ Fees. In the event any litigation or other proceeding is brought by either party arising out of or relating to this Agreement, the prevailing party in such litigation or other proceeding shall be entitled to recover from the other party all costs, attorneys’ fees and other expenses incurred by such prevailing party in such litigation or proceeding.

     19.8. Force Majeure. Neither party shall be deemed in default if its performance or obligations hereunder are delayed or become impossible or impractical by reason of any act of God, war, fire, earthquake, labor dispute, accident, civil commotion, epidemic, act of government or government agency or officers, or any other cause beyond such party’s control.

     19.9. Counterparts; Fax Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Original signatures transmitted by telefacsimile shall be valid as original signatures.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

IXIA		SELLERS

By:	/s/ Errol Ginsberg	/s/ Mihai Moldovan

MIHAI MOLDOVAN

Name:	Errol Ginsberg

Title:	President and Chief Executive Officer	/s/ Dana Moldovan

DANA MOLDOVAN

By:	/s/ Thomas B. Miller	/s/ Ovidiu Rancu

OVIDIU RANCU

Name:	Thomas B. Miller

Title:	Chief Financial Officer	G3 NOVA TECHNOLOGY

		By:	/s/ Mihai Moldovan

		Name:	Mihai Moldovan

		Title:	President